BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, on February 13, 2019, it announced a recall of approximately 164.7 metric tons of fresh chicken meat destined to the Brazilian domestic market (Portuguese only), as well as a precautionary removal of approximately 299.6 metric tons of fresh chicken meat  destined to the international market, and produced on October 30, 2018 and on November 05, 06, 07, 09, 10, and 12, 2018, exclusively at its manufacturing unit in Dourados-MS (SIF 18), due to a potential presence of Salmonella enteritidis in products produced on the dates referred above.

The decision to recall all the batches, instead of the affected parts of the production, follows the precautionary principle and BRF's commitment with Food Safety, Quality, and Transparency. The Company has already proactively started the inventory and collection of the products either en route or with its clients in the domestic and international markets, as well as:

(i)            deployed a group of specialists to investigate the origins of this sole case to ensure thatthe appropriate measures are taken to avoid reoccurrence;

(ii)           maintains the production of -MS plant under a rigorous hold and release process of products to guarantee that the occurrence was a sole event and  that it will not repeat.

Additionally, the incident and the collection of the products were formally reported to the Brazilian authorities, among them, the Ministry of Agriculture, Livestock, and Supply – MAPA and the National Health Surveillance Agency – ANVISA, having agreed with the latter the basis of the voluntary recall.

It is worth highlighting that the Salmonella bacteria do not resist to heat treatment, meaning that the traditional cooking processes are enough to eliminate any potential hazard caused by the bacteria presence.

The Company will keep its shareholders and the market in general duly informed about any development regarding the present Announcement.

São Paulo, February 13, 2019.

Elcio Ito

Chief Financial and Investor Relations Officer